August 17, 2011

Ms. Jennifer O’Brien

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 7010

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Trans Energy, Inc. (the “Company”)

Commission’s Comment Letter Dated August 4, 2011

File No. 000-23530

Dear Ms. O’Brien:

This letter is in response to your comment letter referenced above. Set forth below are our responses addressing each of the items set forth in your letter.

Item 1: Revise the Company’s accounting policy to comply with ASC 932-360-35-15 .

Response:	The Company will revise its accounting policy to comply with ASC 932-360-35-15.

Item 2: Expand disclosure to explain the increase in our natural gas reserves.

Response:	We will add the following to our current disclosure. The increase in reserves is from drilling in the Marcellus Shale formation and not in the typical traditional shallow well formations. The development of the Marcellus Shale has transformed the Appalachian Basin in to one of the country’s premier natural gas reserves. The Company’s lateral well drilling and completion technology has enabled the Company to increase reserves from the Marcellus Shale. The Company’s horizontal lateral exceeds 2,000 feet in length and the Company uses multistage fracturing completions. Marcellus Shale is best produced from hydraulically fractured horizontal wellbores.

Item 3: Long-term liquidity needs and the impact of the farm-out.

Response:	The Company will add the following to its discussion of Liquidity and Capital Resources.

The Company has initiated the process of selling its shallow well production. The process is expected to be completed by the end of September, 2011 or the first part of October 20111. The Company expects to receive between $4,500,000 and $5,000,000 from the sale of those properties. The proceeds will be used to pay down debt and accounts payable.

The Company is planning to enter into a Farmout Agreement in 2011 whereby the Company will assign an undivided ninety percent (90%) interest of its rights in six drilling locations. As part of the agreement, the Company will be carried for its ten percent (10%) drilling and completion cost in the six drilling locations. The farmout is only for the hydrocarbons produced from these six wells. The Company typically owns a 50% working interest in wells that it is currently drilling. The farmout agreement is only for wells drilled in 2011.

Please contact me with your questions and concerns.

Thanks for all of the help that you have provided.

Sincerely,

John S. Tumis,

CFO